UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-31921
SEC FILE NUMBER

20451N101
CUSIP NUMBER

(Check One):□Form 10-K □ Form 20-F □ Form 11-K ☑ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: March 31, 2024

□    Transition Report on Form 10-K
□    Transition Report on Form 20-F
□    Transition Report on Form 11-K
□    Transition Report on Form 10-Q
□    Transition Report on Form N-SAR
For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Compass Minerals International, Inc.
Full name of Registrant

N/A
Former name if Applicable

9900 W. 109th Street, Suite 100
Address of Principal Executive Office (Street and number)

Overland Park, Kansas 66210
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

□	(a)	The reasons described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Compass Minerals International, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2024, by the prescribed due date without unreasonable effort or expense primarily because the Company requires additional time to complete its materiality and internal control assessment with respect to a prior period error identified in the statement of cash flows included within the Company’s Annual Report on Form 10-K filed with the SEC on November 29, 2023, and interim periods within the periods included within the Form 10-K. As a result, the Company expects to file its Form 10-Q for the period ended March 31, 2024 as soon as practicable.

Based on currently available information, the Company expects to disclose the correction of immaterial misstatements to reclassify the impacts of non-cash capital expenditures in accounts payable in its operating and investing cash flows for the annual and interim periods during fiscal 2023 and the interim period ended December 31, 2023. The Company does not anticipate any material changes to the selected financial information furnished with the Form 8-K filed by the Company on May 7, 2024.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Lorin Crenshaw	(913) 344-9200
(Name)	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes □ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? □ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This filing may contain forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. We use words such as “may,” “would,” “could,” “should,” “will,” “likely,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “forecast,” “outlook,” “project,” “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause the Company’s actual results to differ materially. Factors that may cause future results to differ materially from the Company’s current expectations include the risk that the preparation of the Company’s restated financial statements or other subsequent events would require the Company to make additional financial statement adjustments, the risk that estimates are incorrect, the methodology applied to calculate the estimates of the adjustments, and inherent limitations in internal control over financial reporting. For further information on risks and uncertainties that may affect the Company’s business, see the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Report on Form 10-Q for the quarters ended December 31, 2023 and March 31, 2024 filed or to be filed with the SEC, as well as the Company's other reports filed from time to time with the SEC. The Company undertakes no obligation to update any forward-looking statements made in this filing to reflect future events or developments, except as required by law. Because it is not possible to predict or identify all such factors, this list cannot be considered a complete set of all potential risks or uncertainties.

Compass Minerals International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2024	By:	/s/ Lorin Crenshaw
Name: Lorin Crenshaw
Title: Chief Financial Officer